                                                                   EXHIBIT 11.1

                               AMERICREDIT CORP.

                STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

                                                 Years Ended June 30,
                                         -------------------------------------
                                            2000         1999         1998
                                         ----------- ------------ ------------
                                           (dollars in thousands, except per
                                                    share amounts)
Weighted average shares outstanding.....  73,038,005   63,005,746   60,188,788
Incremental shares resulting from
 assumed exercise of stock options......   4,575,647    4,185,489    5,014,672
                                         ----------- ------------ ------------
Weighted average shares and assumed
 incremental shares.....................  77,613,652   67,191,235   65,203,460
                                         ----------- ------------ ------------
NET INCOME.............................. $   114,501 $     74,840 $     49,301
                                         =========== ============ ============
EARNINGS PER SHARE:
  Basic................................. $      1.57 $       1.19 $       0.82
                                         =========== ============ ============
  Diluted............................... $      1.48 $       1.11 $       0.76
                                         =========== ============ ============

   Basic earnings per share have been computed by dividing net income by weighted average shares outstanding.

   Diluted earnings per share has been computed by dividing net income by weighted average shares and assumed incremental shares. Assumed incremental shares were computed using the treasury stock method. The average common stock market price for the period was used to determine the number of incremental shares.